# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnachip Semiconductor Corporation, CIK 0001325702
CUSIP: 55933J203
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Korea Democratic People'S Republic Of (M4), 28581
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-23-001456
Filed by CIK 0000949509

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (3.94% of the class)
  Comment: The reported percentage is calculated based on 38,041,317 shares of common stock ("Common Stock") outstanding as of September 30, 2026, as reported on the Issuer's prospectus on Form 424B3 filed with the SEC on October 14, 2026.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (3.94% of the class)
  Comment: The reported percentage is calculated based on 38,041,317 shares of Common Stock outstanding as of September 30, 2026, as reported on the Issuer's prospectus on Form 424B3 filed with the SEC on October 14, 2026.
- Oaktree Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (3.94% of the class)
  Comment: The reported percentage is calculated based on 38,041,317 shares of Common Stock outstanding as of September 30, 2026, as reported on the Issuer's prospectus on Form 424B3 filed with the SEC on October 14, 2026.

## Item 1. Issuer
Name of issuer: Magnachip Semiconductor Corporation
Address of issuer's principal executive offices: c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities listed below, who are collectively referred to herein as the "Reporting Persons":

(i) Oaktree Value Opportunities Fund, L.P. ("OVO Fund");
(ii) Oaktree Capital Management, L.P. ("OCM"); and
(iii) Oaktree Capital Management GP, LLC ("OCM GP").
Address of principal business office or, if none, residence: 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held by OVO Fund, which is managed by OCM. The general partner of OCM is OCM GP. Accordingly, each of OCM and OCM GP may be deemed to share voting and dispositive power with respect to the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of November 13, 2026, by and among the Reporting Persons.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
- Oaktree Capital Management GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/13/2026)
Comment: Oaktree Value Opportunities Fund, L.P., By: Oaktree Value Opportunities Fund GP, L.P. Its: General Partner, By: Oaktree Value Opportunities Fund GP Ltd. Its: General Partner, By: Oaktree Capital Management, L.P. Its: Director